THIRD AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

WHEREAS, Schwartz Investment Trust, an Ohio business trust (the "Trust"), on behalf of the Ave Maria Growth Fund (the “Fund”), and Schwartz Investment Counsel, Inc., a Michigan corporation (the "Adviser"), have entered into an Investment Management Agreement, dated as of April 30, 2003 and last amended as of May 1, 2017 (the "Agreement");

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective January 1, 2018, the Trust, on behalf of the Fund, and the Adviser agree to amend the Agreement as follows:

1.	Section 4.a of the Agreement is hereby amended to read as follows:

a) As compensation for the services rendered and obligations assumed hereunder by the Adviser, the Trust shall pay to the Adviser quarterly a fee that is equal on an annual basis to 0.75% of the average daily net assets of the Fund. Such fee shall be computed and accrued daily. If the Adviser serves as investment adviser for less than the whole of any period specified in this Section 4a, the compensation to the Adviser shall be prorated. For purposes of calculating the Adviser's fee, the daily value of the Fund's net assets shall be computed by the same method as the Trust uses to compute the net asset value of that Fund.

2.	Excepted as amended hereby, the Agreement shall remain in full force and effect.

Executed this 1st day of January, 2018.

SCHWARTZ INVESTMENT COUNSEL, INC.

By:	/s/ George P. Schwartz
George P. Schwartz
Chairman and Chief Executive Officer

SCHWARTZ INVESTMENT TRUST

By:	/s/ George P. Schwartz
George P. Schwartz
Chairman/President